August 1, 2014

VIA EDGAR

Mr. Patrick Gilmore
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 4561
Washington, D.C. 20549-4561

RE:

Dealertrack Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 21, 2014

Form 10-Q for the Quarterly Period Ended March 31, 2014
Filed May 12, 2014

Form 8-K/A filed May 13, 2014
File No. 000-51653

Dear Mr. Gilmore:

This letter sets forth the responses of Dealertrack Technologies, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to the above-referenced filings, as set forth in your letter dated July 21, 2014 addressed to Eric D. Jacobs, Executive Vice President, Chief Financial and Administrative Officer.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized. The Staff’s comments are set forth below in bold, followed by the Company’s response to each comment.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 47

1. We note your disclosure that as of December 31, 2013 you had $122 million of cash and cash equivalents and $11 million of short-term marketable securities. We also note your disclosure on page 86 that you have $32 million of undistributed foreign subsidiaries’ earnings for which you have not recorded a U.S. federal income tax and foreign withholding tax provision as you intend to indefinitely reinvest these earnings. In light of the growth of undistributed foreign subsidiaries’ earnings as a percentage of total cash and cash equivalents, and short-term marketable securities, please tell us the amount of cash and cash equivalents and short-term marketable securities held outside of the U.S. and what consideration was given to providing this disclosure, noting that these investments are not presently available to fund domestic operations or obligations without paying a significant amount of taxes upon their repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

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RESPONSE:

The amount of cash and cash equivalents held outside of the United States as of December 31, 2013 was $29.6 million. There were no short-term marketable securities held outside of the United States as of that date.

The $29.6 million represented approximately 22% of our total cash and cash equivalents and short-term marketable securities as of December 31, 2013. We did not disclose this amount as we did not expect any negative trends, commitments or uncertainties to have a material negative impact on our cash flows, capital resources, capital requirements or liquidity which would result in the need for additional capital to fund domestic operations or obligations.

A significant factor impacting our assessment was the $125.0 million of available borrowings under our credit facility which we included in our liquidity disclosure on page 47 of our Form 10-K for the fiscal year ended December 31, 2013. We further disclosed that we expected to have sufficient liquidity to meet our short-term liquidity requirements (including capital expenditures and acquisitions) through working capital and net cash flows from operations, cash on hand, investments in marketable securities and our credit facility.

In addition, we had fully committed debt financing in the amount of $825 million for our then pending acquisition of Dealer.com. We ultimately financed the cash portion of the acquisition through cash on hand and the fully committed debt financing. None of our cash and cash equivalents used for the acquisition were provided by our Canadian subsidiary.

As a result of the foregoing, we did not as of December 31, 2013, and currently do not, have any expected need to repatriate Canadian earnings in the foreseeable future. Further, we expect to continue to use our Canadian cash balances to invest in our Canadian operations, both internally and through potential acquisitions. Our 2012 acquisition of the assets of the iCONNECT Direct DMS business for CAD $6.9 million is a recent example of this investment.

We addressed this on page 86 of our 10-K for the fiscal year ended December 31, 2013 by disclosing the following:

“We have not provided for U.S. federal income taxes and foreign withholding taxes on $31.5 million of foreign subsidiaries’ undistributed earnings as of December 31, 2013 because such earnings are intended to be indefinitely reinvested. The amount of deferred taxes on the temporary differences related to investments in foreign subsidiaries is not practicable to determine at this time. Permanently reinvested earnings will be used to support our personnel costs as well as costs of our Canadian product offerings, including future development and acquisitions. We believe our current U.S. cash balances and our credit facility provide appropriate liquidity for U.S. operations.”

In order to provide additional information regarding the portion of our cash and cash equivalents which are held by our Canadian subsidiary, and to further address the potential tax impact associated with the repatriation of such funds, our filing on Form 10-Q for our second quarter ended June 30, 2014, and any other applicable future filings, will contain the following additional disclosure, substituting the dates, and amounts, as appropriate (additional disclosure in bold):

Liquidity and Capital Resources

As of December 31, 2013, we had $122.4 million of cash and cash equivalents, $10.6 million in short-term marketable securities and $135.9 million in working capital, as compared to $143.8 million of cash and cash equivalents, $34.0 million in short-term marketable securities, $4.4 million in long-term marketable securities and $172.1 million in working capital as of December 31, 2012.  Included in cash and cash equivalents as of December 31, 2013 was $29.6 million of cash and cash equivalents held by our Canadian subsidiary. Our intent is to permanently reinvest these funds outside the United States, and current plans do not anticipate that we will need funds generated by our Canadian subsidiary to fund our domestic operations. In the event funds from our Canadian subsidiary are needed to fund operations in the United States, we would be subject to additional income and withholding taxes upon repatriation. We also had $125.0 million available for borrowings under our credit facility as of December 31, 2013.

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Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 15. Income Taxes, page 84

2. We note your effective tax rate disclosure and the reconciling items shown as significant reductions to the fiscal 2013 pre-tax book income U.S. statutory tax rate as being attributable to foreign tax rate differential and general business credits. Please explain to us further the nature of the foreign tax rate differential, in particular as it relates to your Canadian operations. Also, please explain to us further the nature of the general business credits impacting the effective tax rate.

RESPONSE:

The foreign rate differential is related to our Canadian subsidiary and it is determined in a consistent manner for each of the years presented in the effective tax rate reconciliation.  The tax provision of our Canadian subsidiary, based upon appropriate adjustments to the Canadian statutory rate (26.5%, 26.5%, and 28.25% in fiscal 2013, 2012 and 2011, respectively) is compared to what the Canadian provision would have been based upon the use of a U.S. statutory rate of 35.0%. The difference between the compared amounts, the magnitude of which is driven by changes in the mix of U.S. and Canadian book income, as well as the statutory rates in each fiscal year, is presented on this line.

The general business credits are primarily the realization of federal research and development credits. In dollars, these credits amounted to $1.26 million, or 81%, of the $1.55 million total reported on this line item of the rate reconciliation (27.6%, or 81%, of the 33.9% rate impact.)

The magnitude of the percentages in the effective tax rate disclosure is a function of the magnitude in dollars of the 2013 pre-tax book income, which is less significant in 2013 compared to the prior two years. As a result, similar dollar amounts would have a greater magnitude, as a percentage, in comparison to the prior years.

Form 10-Q for the Quarterly Period Ended March 31, 2014

Item 1. Financial Statements

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Advertising and Other Revenue, page 8

3. We note your disclosure that you are the primary obligor in a majority of your advertising arrangements, which in addition to other factors provides the basis for you recognizing revenue and expense amounts on a gross basis. Please describe for us further the nature of these arrangements and how they differ from advertising revenue arrangements for which you do not report amounts on a gross basis, within the context of ASC 605-45. Also, please specifically describe how you are accounting for amounts spent and received under those arrangements you do not report gross.

RESPONSE:

We have historically applied the guidance in ASC 605-45, putting the greatest weighting to the factors of primary obligor and latitude in establishing price.

In a majority of our advertising arrangements, including those from our recent acquisition of Dealer.com, we actively manage the advertising spend, fulfilling obligations around both management and delivery of advertising spend (identifying and selecting ad space, vendors, and resolving customer issues, etc.), and are also subject to the underlying credit risk. In addition, in these arrangements, we have latitude in establishing price as we are not obligated to charge the customer a specific price for advertising. In these arrangements, we report advertising amounts on a gross basis.

As a result of a prior acquisition, we also have certain arrangements (the ‘net arrangements’) in which we are less active in the management of the advertising and have less latitude in establishing price of the advertising. In these arrangements, we charge customers a fixed service fee, regardless of the advertising spend they chose to purchase for the month. The actual cost of their advertising spend, as invoiced by the third party search services, is passed to the customer, along with the service fee. As a result of the differences in the arrangements, we concluded that reporting of these latter arrangements on a net basis is appropriate.

In instances in which we record advertising dollars on a net basis, we record within revenue the cost of advertising incurred on behalf of our customers. We also record in revenue, as a reduction, the same cost of advertising incurred on behalf of our customers. In addition, we record within revenue any service fees charged for the management of advertising spend, resulting in the service fee being the only amount that impacts reported revenues, with no impact to cost of revenues.

The amount of advertising dollars spent on these net arrangements amounts to approximately $1 million per quarter, which is not material to the applicable financial statement line items on our consolidated statements of operations.

Furthermore, the volumes of advertising dollars being spent on these net arrangements has decreased, and are expected to continue to decrease, as customers move to arrangements for more actively managed advertising.

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Form 8-K/A filed May 13, 2014

Exhibit 99.2

4. We note a page 2 that the Independent Auditor’s Report of Deloitte & Touche LLP does not include the city and state where issued. Please amend your filing to include the city and state where the report was issued in accordance with Rule 2-02(a) of Regulations S-X.

RESPONSE: We will amend our filing, as requested, by August 11, 2014.

The Company acknowledges that with respect to its filings with the Commission:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing satisfactorily responds to the Staff’s comments. We request that should you require further clarification or additional information, please direct any questions or comments regarding the foregoing to me at (516) 734-3606.

/s/ Eric D. Jacobs

Eric D. Jacobs
Executive Vice President, Chief Financial and Administrative Officer

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